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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                       Motorcar Parts & Accessories, Inc.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   620071 10 0
           ----------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

                               Page 1 of 5 pages

                                       13G

---------------------                                          -----------------
CUSIP NO. 620071 10 0                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Richard Marks
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                        (b)

                         N/A
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
--------------------------------------------------------------------------------
        NUMBER OF                5       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                         284,323
         OWNED BY             --------------------------------------------------
           EACH                  6       SHARED VOTING POWER
        REPORTING
          PERSON                            142,857
           WITH               --------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            284,323
                              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            142,857
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    427,180
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                     [X]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    6.6%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)

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---------------------                                          -----------------
CUSIP NO. 620071 10 0                                          PAGE 3 OF 5 PAGES
---------------------                                          -----------------

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13G

ITEM 1(A). NAME OF ISSUER:

           Motorcar Parts & Accessories, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           2727 Maricopa Street
           Torrance, CA 90503

ITEM 2(A). NAME OF PERSON FILING:

           Richard Marks

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           c/o Motorcar Parts & Accessories, Inc.
           2727 Maricopa Street
           Torrance, CA 90503

ITEM 2(C). CITIZENSHIP:

           United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.01 par value

ITEM 2(E). CUSIP NUMBER:

           620071 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable


SEC 1745 (2-95)

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---------------------                                          -----------------
CUSIP NO. 620071 10 0                                          PAGE 4 OF 5 PAGES
---------------------                                          -----------------


ITEM 4.    OWNERSHIP.  As of December 31, 1997:

           (a)        Amount beneficially owned: 427,180 shares of Common Stock.
                      Includes 142,857 shares of Common Stock beneficially owned by Mr. Marks as a co-trustee of a trust for the benefit of himself and his child. Also includes 4,750 shares held by his son, of which Mr. Marks is custodian, and 50,000 shares subject to a stock option that Mr. Marks has the right to acquire beneficial ownership of within 60 days. The amount does not include 4,750 shares held by his wife, and 4,246 shares held by his son, of which Mr. Marks' wife is custodian. Mr. Marks disclaims beneficial ownership with respect to all shares held by his wife and son.

           (b)        Percent of class:           6.6%

           (c)        Number of shares as to which such person has:

                      (i)        Sole power to vote or direct the vote:
                                 284,323

                      (ii)       Shared  power  to  vote  or  direct  the  vote:
                                 142,857

                      (iii) Sole power to dispose or direct the disposition of: 284,323

                      (iv)       Shared   power  to   dispose   or  direct   the
                                 disposition of: 142,857

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable



SEC 1745 (2-95)

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---------------------                                          -----------------
CUSIP NO. 620071 10 0                                          PAGE 5 OF 5 PAGES
---------------------                                          -----------------



ITEM 10.   CERTIFICATION.

           Not Applicable



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 31, 1998


                                                      /s/  Richard Marks
                                                      ----------------------
                                                      Richard Marks


SEC 1745 (2-95)

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